                        SECURITY AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended December 31, 1995

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ________ to ________.


Commission file number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Nichols-Homeshield 401(k) Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Quanex Corporation
         1900 West Loop South, Suite 1500
         Houston, Texas 77027
         Phone: (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT



The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Nichols-Homeshield 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Nichols-Homeshield 401(k) Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1995 and (2) 5% reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP
- -------------------------
DELOITTE & TOUCHE LLP


May 3, 1996

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                       December 31,
                                              -------------------------------
                                                 1995                1994
                                              -----------         -----------



Investments at fair value:
     Mutual fund assets:
      Fidelity Puritan Fund                   $   127,812         $    73,423
      Fidelity Magellan Fund                    4,590,045           3,043,570
      Fidelity Contrafund                       2,281,286           1,496,428
      Fidelity Growth & Income Fund             4,483,709           3,140,449
      Fidelity Overseas Fund                      495,052             343,791
      Fidelity Balanced Fund                    1,255,353             836,053
      Fidelity Government Money Market Fund     6,416,031           6,765,969
     Quanex Corporation common stock              611,774             235,079
     Common/commingled trust                      439,555             301,399
     Loans to participants                        752,684             754,101
                                              -----------         -----------
              Total investments                21,453,301          16,990,262
                                              -----------         -----------

Contributions Receivable:
     Employer                                     102,285              99,021
     Employee                                     139,177              92,359
                                              -----------         -----------
              Total                               241,462             191,380
                                              -----------         -----------

Net assets available for benefits             $21,694,763         $17,181,642
                                              ===========         ===========




                      See notes to financial statements

                              QUANEX CORPORATION
                    NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                 FOR BENEFITS


                                                        December 31,
                                              -------------------------------
                                                  1995               1994
                                              -----------         -----------
Investment income:
      Interest and dividends                  $ 1,135,097         $   687,316
      Net appreciation (depreciation) in
        fair value of investments               2,291,096            (571,943)
                                              -----------         -----------
              Total income                      3,426,193             115,373
                                              -----------         -----------

Contributions:
      Employer                                  1,202,902           1,120,702
        Less forfeitures                           25,176              20,055
                                              -----------         -----------
                                                1,177,726           1,100,647

      Employee                                  1,496,737           1,178,336
                                              -----------         -----------
              Total contributions               2,674,463           2,278,983
                                              -----------         -----------

Interest on participant loans                      61,206              51,773
                                              -----------         -----------
              Total additions                   6,161,862           2,446,129
                                              -----------         -----------

Benefit payments                                1,643,823           1,672,433
Administrative fees                                 4,918               3,449
                                              -----------         -----------
              Total deductions                  1,648,741           1,675,882

Increase in net assets available
  for benefits                                  4,513,121             770,247

Net assets available for benefits:
      Beginning of year                        17,181,642          16,411,395
                                              -----------         -----------
      End of year                             $21,694,763         $17,181,642
                                              ===========         ===========






                      See notes to financial statements

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1995 AND 1994

A.       DESCRIPTION OF THE PLAN

         The following description of the Nichols-Homeshield 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan was established on October 1, 1987, and was amended and restated effective January 1, 1989, as a defined contribution plan under Section 401(k) of the Internal Revenue Code ("IRC") which covers substantially all salaried and non-union hourly employees at the Nichols-Homeshield division of Quanex Corporation (the "Company") and bargaining unit employees at the Lincolnshire, Illinois plant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Employees are eligible to make salary deferral contributions to the Plan on the entry date next following the date that the employee completes one month of service. Participants may elect salary deferrals between 1% and 15% of compensation as defined by the Plan agreement. The Company makes contributions on behalf of employees who have at least one year of service. The Company contribution is based on Company profits and is calculated based on a percentage of the employee's compensation.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of investment income. Investment income allocations are based upon individual participant account balances as of the end of the period in which the income was earned.

         (4) Investment Options. Participants may direct allocation of their contributions to eight investment funds and Quanex stock as follows:

                 Government Money Market Fund - composed of short-term government obligations.

                 Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

                 Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Contrafund - invested and reinvested in equities of foreign and domestic companies.

                 Overseas Fund - invested and reinvested in foreign securities.

                 Common/Commingled Trust - invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions.

                 Puritan Fund - invested and reinvested in common and preferred stocks and bonds.

                 Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

         (5) Vesting. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

         (6) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a cash lump-sum distribution equal to the amount of vested benefits in his or her account. For further discussion of benefits payable, see Note F.

         (7) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Any loan authorized by the Committee shall be subject to a term not to exceed five years. The Committee may agree to a longer term (up to seven years) only if the proceeds of the loan are to be used to purchase a dwelling. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Administrative Expenses. Administrative expenses of the Plan are paid by the Company. Loan set up fees and carrying fees are paid by the participant.

         (3) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments.
                 Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined by using the last recorded sales price.

         (4)     Payment of Benefits.  Benefit payments are recorded when paid.

C.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

D.       FEDERAL INCOME TAX STATUS

         Management of the Company, the Plan administrator, and the Plan's legal counsel are of the opinion that the Plan is qualified under Sections 401(a) and 401(k) and exempt from federal income tax under
         Section 501(a) of the IRC. The Plan received a favorable letter of tax determination from the Internal Revenue Service dated December 22, 1994 as to the tax-exempt status of the Plan.

E.  RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1995 and 1994, the Plan purchased shares of Quanex Corporation common stock, as shown below:

                          1995                                                             1994
                          ----                                                             ----
          Shares                           Cost                                Shares                  Cost
          ------                           ----                                ------                  ----
          21,420                         $410,186                              10,964                $255,321

         During the year ended December 31, 1995, the Plan sold 121 shares of Quanex Corporation common stock at $2,618 (cost $2,554). During the year ended December 31, 1994, the Plan sold 687 shares of Quanex Corporation common stock at $20,171 (cost $17,920).

         During the years ended December 31, 1995 and 1994, the Plan purchased shares of Fidelity mutual funds, as shown below:

                              1995                                                          1994
                              ----                                                          ----
               Shares                           Cost                             Shares                 Cost
               ------                           ----                             ------                 ----
               2,217,167                      $9,843,629                        4,518,739             $8,517,972

         During the year ended December 31, 1995, the Plan sold 2,500,093 shares of Fidelity mutual fund assets valued at $8,215,994 (cost $7,931,353). During the year ended December 31, 1994, the Plan sold 2,308,717 shares of Fidelity mutual fund assets valued at $7,682,740 (cost $7,741,110).

         During the years ended December 31, 1995 and 1994, the Plan purchased shares of Fidelity Common/Commingled Trust, as shown below:

                                1995                                                         1994
                                ----                                                         ----
                 Shares                          Cost                             Shares                 Cost
                 ------                          ----                             ------                 ----
               3,458,959                      $3,458,959                          580,428               $580,428

         During the year ended December 31, 1995, the Plan sold 3,320,803 shares of Fidelity Common/Commingled Trust valued at $3,320,803 (cost $3,320,803). During the year ended December 31, 1994, the Plan sold 279,029 shares of Fidelity Common/Commingled Trust for $279,029 (cost $279,029).

F.       BENEFITS PAYABLE

         As of December 31, 1995 and 1994, net assets available for benefits included benefits of $69,484 and $553,455, respectively, due to participants who had withdrawn from participation in the Plan. As of December 31, 1994, benefits payable of $553,455 were reported as a liability on the ERISA Form 5500, resulting in a difference between net assets available for benefits presented within this report of $17,181,642 and the net assets recorded on Form 5500 of $16,628,187. During 1995, the Department of Labor clarified its definition of benefits payable, which resulted in no liability for benefits payable on Form 5500 as of December 31, 1995. The following is a reconciliation of benefit payments according to the financial statements to Form 5500 for the year ended December 31, 1995:

            Benefit payments per the financial statements       $1,643,823

            Amounts allocated to withdrawing participants
                 at December 31, 1994                             (553,455)
                                                                ----------
            Benefit payments per Form 5500                      $1,090,368
                                                                ==========

G.    SUPPLEMENTAL FUND INFORMATION

      Contributions, benefit payments and investment income by fund were as follows for years ended December 31:

                                                       1995               1994
                                                   -----------        ------------
      Employee Contributions:
              Fidelity Puritan Fund                 $   34,362          $    4,693
              Fidelity Magellan Fund                   353,686             271,963
              Fidelity Contrafund                      236,354             179,701
              Fidelity Growth and Income Fund          297,674             235,006
              Fidelity Overseas Fund                    35,253              15,923
              Fidelity Balanced Fund                   157,288             133,354
              Fidelity Government Money Market Fund    314,095             237,777
              Fidelity Short-Intermediate
                    Government Fund                          -              40,399
              Quanex Corporation common stock           19,116              50,706
              Common/commingled trust                   48,909               8,814
                                                   -----------        ------------
                                                    $1,496,737          $1,178,336
                                                   ===========        ============


                                                       1995               1994
                                                   -----------        ------------
      Employer Contributions:
              Fidelity Puritan Fund                 $   17,977          $    2,845
              Fidelity Magellan Fund                   265,178             247,497
              Fidelity Contrafund                      164,793             159,420
              Fidelity Growth and Income Fund          221,139             209,866
              Fidelity Overseas Fund                    18,633              10,892
              Fidelity Balanced Fund                   141,918             133,866
              Fidelity Government Money Market Fund    312,536             287,442
              Fidelity Short-Intermediate
                    Government Fund                          -              42,381
              Quanex Corporation common stock           16,809               2,686
              Common/commingled trust                   18,743               3,752
                                                   -----------        ------------
                                                    $1,177,726          $1,100,647
                                                   ===========        ============

                                                 1995               1994
                                              -----------        ------------
   Benefit payments:
        Fidelity Puritan Fund                  $    4,042          $      724
        Fidelity Magellan Fund                    395,607             173,120
        Fidelity Contrafund                       209,350             114,938
        Fidelity Growth and Income Fund           348,748             231,561
        Fidelity Overseas Fund                        402              14,196
        Fidelity Balanced Fund                     24,874             147,526
        Fidelity Government Money Market Fund     659,346             733,507
        Fidelity Short-Intermediate
              Government Fund                           -             251,569
        Quanex Corporation common stock               122               2,320
        Common/commingled trust                     1,332               2,972
                                              -----------        ------------
                                               $1,643,823          $1,672,433
                                              ===========        ============


                                                  1995               1994
                                               -----------        ------------
   Investment income:
        Fidelity Puritan Fund                  $   19,349          $     (637)
        Fidelity Magellan Fund                  1,151,140             (57,133)
        Fidelity Contrafund                       525,713             (21,639)
        Fidelity Growth and Income Fund         1,147,352              55,544
        Fidelity Overseas Fund                     51,666              (1,692)
        Fidelity Balanced Fund                    156,063             (47,397)
        Fidelity Government Money Market Fund     362,824             224,906
        Fidelity Short-Intermediate
              Government Fund                           -             (43,239)
        Quanex Corporation common stock           (21,219)               (655)
        Common/commingled trust                    33,305               7,315
                                              -----------        ------------
                                               $3,426,193          $  115,373
                                              ===========        ============

           Item 27a - Schedule of Assets Held for Investment Purposes
                            EIN: 38-1872178; PN 017

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(K) SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1995

                                                                          Shares/                            Current
                                                                         Par Value           Cost             Value
                                                                         ---------           ----            -------
Mutual Fund Assets -  Fidelity Investments:
- -------------------------------------------

Contrafund*                                                                 60,002        $ 1,948,559     $ 2,281,286

Government Money Market Fund*                                            6,416,031          6,416,031       6,416,031

Puritan Fund*                                                                7,514            119,111         127,812

Growth and Income Fund*                                                    165,756          3,638,444       4,483,709

Magellan*                                                                   53,385          3,867,994       4,590,045

Overseas Fund*                                                              17,030            486,095         495,052

Balanced Fund*                                                              92,852          1,202,954       1,255,353
                                                                                          -----------     -----------

     Total Mutual Fund Assets                                                              17,679,188      19,649,288

Quanex Corporation Common Stock*                                            31,575            647,285         611,774

Common/Commingled Trust*                                                   439,555            439,555         439,555

Participant loans (bearing interest rates
   from 7.85% to 11%)                                                                         752,684         752,684
                                                                                          -----------     -----------
   Total investments                                                                      $19,518,712     $21,453,301
                                                                                          ===========     ===========

*Party-in-Interest

  Item 27d - Schedule of Reportable (5%) Transactions  EIN 38-1872178;  PN 017

                     NICHOLS-HOMESHIELD 401(K) SAVINGS PLAN
              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                    Series of Transactions
                                                  --------------------------                               Current
                               Total Number of                  Total Number                              Value on      Net
                              Purchases During    Purchase    of Sales During     Selling     Cost of   Transaction     Gain
Description                       Plan Year         Price        Plan Year         Price       Asset        Date      (Loss)
- -----------                   -----------------   ---------   ---------------     -------     -------   ------------  ------
Magellan Fund                       108           $1,895,417
                                                                     66         $1,234,925   $1,118,069   $1,234,925  $116,856

Contrafund                           87            1,372,327
                                                                     53            935,051      882,613      935,051    52,438

Growth & Income Fund                102            1,210,975
                                                                     65            794,612      715,917      794,612    78,695

Overseas Fund                        58            2,624,733
                                                                     29          2,517,434    2,486,944    2,517,434    30,490

Government Money Market Fund         96            1,956,550
                                                                     95          2,306,488    2,306,488    2,306,488         0

Common/Commingled Trust              73            3,458,959
                                                                     34          3,320,803    3,320,803    3,320,803         0

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Nichols-Homeshield 401(k) Savings Plan



Date June 24, 1996                        /s/ JOSEPH K. PEERY
                                          ____________________________________
                                          Joseph K. Peery, Benefits Committee

                               INDEX TO EXHIBITS



          23.1         Independent Auditor's Consent